EXHIBIT 12.7

METROPOLITAN EDISON COMPANY

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2006 (b)	2007	2008	2009
	(Dollars in thousands)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$45,919	$(240,195)	$95,463	$88,033	$55,523
Interest and other charges, before reduction for amounts capitalized
and deferred	44,655	47,385	51,022	43,651	56,683
Provision for income taxes	30,084	77,326	68,270	60,898	28,594
Interest element of rentals charged to income (a)	1,597	1,616	2,160	2,132	2,194

Earnings as defined	$122,255	$(113,868)	$216,915	$194,714	$142,994

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$44,655	$47,385	$51,022	$43,651	$56,683
Interest element of rentals charged to income (a)	1,597	1,616	2,160	2,132	2,194

Fixed charges as defined	$46,252	$49,001	$53,182	$45,783	$58,877

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.64	(2.32)	4.08	4.25	2.43

(a) Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

(b) The earnings as defined in 2006 would need to increase $162,869,000 for the fixed charge ratios to be 1.0.